

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 28, 2007

By U.S. Mail and facsimile

Mr. Christopher K. Hulbert
Executive Vice President
Rex Energy Corporation
1975 Waddle Road
State College, Pennsylvania 16803

Re: Rex Energy Corporation
        Form S-1 Amendment No. 1
        Filed June 11, 2007
        File No. 333-142430

Dear Mr. Hulbert:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As noted previously, you will expedite the review process if you address each
        portion of every numbered comment, provide complete responses and, where
        disclosure has changed, indicate precisely where you made responsive changes.
        You also will expedite the process by sending complete packages to each individual
        staff member copied on this letter.

2.   Please provide a synopsis in the forepart of your filing indicating the scope of
        financial information that is being presented in the document, covering the

registrant, combined entities, individual founding companies, and property
interests acquired; while also identifying entities participating in the
reorganization but for which financial statements are not presented, along with the
reasons. You may include reference within the synopsis to your discussion of the
reorganization transaction, having an explanation of what you are doing with the
various entities for which financial statements are presented.

Prospectus Summary, page 1

3.   We remind you of prior comment 6.

The Reorganization Transactions, page 11

4.   We see the disclosure added in response to prior comment 1, indicating that
minority interests in the nine entities to be merged into Rex Energy I, LLC range
from 53.5% to 100%. As these seem to represent majority interests, we presume the
characterization is based on control rather than economic interests. If this is the
case, please add disclosure explaining your approach and describing the mechanism
by which Mr. Shaner controls each of these entities, while clarifying the manner of
calculating the percentages. Please include similar disclosure along with the
information added in response to prior comment 55, concerning the various
ownership interests shown on page F-46.

On a related point, concerning the net loss reported in the Combined Statements of
Operations on page F-43, tell us why the 2005 net loss before minority interest of
$2.6 million is increased to a net loss of $4.9 million after allocating to the minority
interest. Also explain why the 2004 net loss before minority interest of $1.7 million
is turned to income of $370 thousand after allocating to the minority interest.

5.   On the organization chart, you show "Stockholders" as owning Rex Energy
Corporation. Please revise the table to indicate separately the percentage that will
be owned by the public and the percentages that will be owned by each 10%
shareholder or shareholder group, identifying by name the 10% shareholders.

Risk Factors, page 18

6.   Revise the section generally to eliminate text that mitigates the risk you present,
including clauses that begin "while" or "although" and references to actions taken in
accordance with "customary industry practices." Also, rather than stating that you
"cannot assure" or that there "can be no assurance" regarding a particular outcome,
revise to state the risk plainly and directly. See prior comments 1 and 9.

Pro Forma Combined Financial Data, page 39

7.   We see that you have modified your disclosure in response to prior comment 14, and updated your presentation to include unaudited financial statements and related pro forma financial statements for the period ended March 31, 2007. However, you state that the pro forma adjustments for the three months ended March 31, 2007, have been prepared as if certain transactions had taken place on March 31, 2006, in the case of the pro forma balance sheet. Please revise as necessary to comply with Article 11-02(b)(6) of Regulation S-X, which requires that pro forma adjustments related to the pro forma condensed balance sheet be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required. Additionally, please remove your disclosure stating that pro forma financial statements as of December 31, 2006 are presented, since these are not included.

8.   We note the additional disclosures you made, concerning various pro forma adjustments, in response to prior comment 15. It continues to be unclear how you determined the amount for adjustment (b), regarding the estimated increase to the book value of PP&E attributable to the minority interests being acquired; and how a market capitalization approach, coupled with the percentages you mention, would meet the criteria of being factually supportable, as would be necessary to comply with Rule 11-02(b)(6) of Regulation S-X. Accordingly, please further revise your disclosure to explain how this pro forma adjustment was determined, with details sufficient to understand the methodology and to enable recalculation of the amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Growth in our Proved Reserve Base, page 49

9.   We have read the revised disclosure you made, regarding your reserve replacement metrics, in response to prior comment 21. The 2005 increase due to purchases of reserves that you disclose as being 4.4 MMBOE, does not agree with the corresponding amount disclosed in the financial statement notes on page F-79, which is 2.4 MMBOE. Please revise your disclosure to eliminate this inconsistency, or to indicate why there is a difference.

Results of Operations, page 53

10.   The amounts presented for Total Expenses, in your tabular presentation of operating results on page 55, do not agree with the corresponding total expense amounts derived from the related financial statements for each of the periods presented. Please verify the accuracy of the expense amounts, including their respective signage and summation in the table, and eliminate any inconsistencies

with the corresponding unaudited and audited amounts presented in the financial statements elsewhere in your filing.

Also, please include in your tabular presentation line items for the net of the total operating revenues and total expenses, as well as any adjustments necessary to arrive at net income or loss, as presented in the corresponding financial statements. This should be coupled with a brief narrative describing the period-to-period change in such net income amounts, similar to that provided for the other line items in the table, but preceding the other narrative, to provide context.

Management, page 90

Compensation Discussion and Analysis, page 93

Compensation Program Objectives, page 95

11. You state that your goal is to "ensure that the total compensation of our executives falls within the minimum and maximum compensation levels of our peer group." Presumably this could be a large range in any given year, so clarify how you would set the salary within the range. For example, clarify whether this is entirely within the discretion of the compensation committee or if there are other factors, variables or criteria it would use.

Annual Incentive Bonuses, page 98

12. You state that other than the performance goals "associated with Mr. Shawver's eligibility to receive a monthly performance bonus," there were no specific performance goals for the 2006 incentive awards. You also state on page 103 that Mr. Shawver's performance goals have never been met. However, Mr. Shawver received a $65,000 bonus in 2006. Clearly discuss the basis for the $65,000 bonus, stating explicitly whether it was pursuant to the monthly performance bonus provision.

13. For any incentive bonus awards in 2006, make clear how the amount of each award was determined.

14. You indicate that beginning in 2007, you will "set our overall corporate performance goals and our actual performance results…." If known, identify the nature of the goals, clarifying what aspects of corporate performance are involved.

15. Also, if known, revise your disclosure to clarify on an individual basis the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this on a supplemental basis, using the standard used to request confidential

treatment. See Release 33-8732A, Section II.B.2, including footnote 94. If you
have not yet determined the target levels, advise us when you plan to do so.

The Reorganization Transactions, page 108

16. Explain to us in greater detail the facts that lead you to believe that Section 4(2) and
Rule 506 provide the exemptions in each case. For example, tell us how many
individual equity holders were asked to give their consent in each case. See prior
comment 42.

Related Party Transactions, Conflicts of Interest and Certain Relationships, page 117

17. We note your response to our prior comment 45 and reissue it in part. Please file as
an exhibit all of the related party contracts discussed in this section or explain to us
in each case why you believe that you do not need to file them. In addition to the
contracts you filed as Exhibits 10.7, 10.8 and 10.9, file the lease agreement with
Shaner Brothers LLC, the promissory note from Shaner Brothers, a summary of the
certain administrative services agreement with Shaner Solutions, a summary of the
oral agreement with Charlie Brown Air Corp. and the working capital loan payable
to Mr. Shaner.

18. We note your response to our prior comment 47. While you describe your policies
for reviewing existing related party transactions, you do not discuss whether you
have any policies related to approving new related party transactions.   Disclose
clearly whether you have any such policies and, if so, describe them in necessary
detail.

Financial Statements, page F-1

General

19. As indicated in our phone conference on June 22, 2007, since you will be
completing the reorganization transactions several days after the registration
statement is effective, it will be necessary to include audited financial statements
for Rex Energy Corporation, the entity that is registering the securities to be sold.

Founding Companies of Rex Energy Corporation, page F-40

20. We note that although you have updated the combined financial statements in
response to prior comment 53, you have not updated the financial statements for
the individual founding companies. As indicated in our April 17, 2007 pre-filing
correspondence, we had understood that you would include individual financial
statements for each of the founding companies, covering the three years ended
December 31, 2006 on an audited basis, also covering any required interim

periods on an unaudited basis. Please tell us whether you are in the process of updating the financial statements of the founding companies. Otherwise, explain the basis for an alternate course or preference.

Note 1 – Summary of Significant Accounting Policies, page F-46

Oil and Natural Gas Property, Depreciation and Depletion, page F-52

21.   We have read your response to prior comment 58, and the revised disclosure added to your accounting policy for oil and natural gas property, depreciation and depletion on page F-53. However, it is unclear whether your revisions reflect an adjustment to your prior policy or merely a clarification of the policy you have followed all along. If you have implemented new procedures to coincide with the revisions to your policy disclosure, please submit an analysis showing how the amortization expense you recorded each period would need to change to properly reflect material revisions in reserves and the related assumptions based on new information arising during the period, which had not been considered in advance of your scheduled reserve updates. Otherwise, please confirm that you have applied the stated policy consistently for all periods presented.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Don Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. You may contact Jim Murphy at (202) 551-3703 if you have any questions on engineering issues. Please contact Donna Levy, at (202) 551-3292 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Charles L. Strauss, Esq. (by facsimile, 713-651-5246)
D. Delaney
K. Hiller
J. Murphy
T. Levenberg
D. Levy